

GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700



03029183

03 AUG 11 AM 7:21

31 July 2003

The United States Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

SUPPL

Exemption File 82-5204

Dear Sir,

GKN plc – Announcement

For your information I enclose a copy of the above, which was sent to the London Stock Exchange today.

Yours faithfully,

David Pavey
Assistant Company Secretary

PROCESSED
AUG 12 2003
THOMSON
FINANCIAL

Enc.

COMPLIANCE/SEC/COR/notification of press release

31 July 2003

GKN plc

New GKN Driveline joint venture in Thailand

GKN Driveline and TMW announce that they are in the final stages of discussions on the formation of two new joint venture companies in Thailand to manufacture and supply drive shafts for a new vehicle for Toyota in Thailand which is due to commence production in August 2004. The formation of these joint ventures is part of GKN Driveline's continued strategy of developing its manufacturing capability in low cost countries and strengthening its close relationship with Toyota and TMW.

GKN Driveline and TMW will own 51% and 49% respectively of the drive shaft manufacturing joint venture, GKN Driveline TOYODA Manufacturing Limited ('GTM'). GTM will also sell precision forgings to GKN Driveline and TMW operations within Asia Pacific and Japan.

GTM will be located adjacent to GKN Driveline's existing facility in Rayong, Thailand.

GKN Driveline and TMW will own 49% and 51% respectively of the sales company, GKN TOYODA (Thailand) Limited ('GTT'). GTT will manage the relationship between GTM's manufacturing activities and Toyota in Thailand. GTT's main office will be located at TMW's existing plant in Rayong, Thailand.

GKN Driveline and TMW expect that around 60 new jobs will be created. In addition, the partners estimate that some €20m will be invested over time.

Further enquiries: GKN Corporate Communications
Tel: 020 7463 2354